Reliance
Industries Limited

March 25, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Reg 7(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	March 25, 2008	Disclosure in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regualtions, 1997.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

dw 3/31

Reliance
Industries Limited

March 25, 2008

National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

Scrip Code : Reliance

Dear Sirs,

Disclosure under in terms of Regulations 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We have received a disclosure under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("the Regulations") on March 20, 2008 from Pusti Commercials Private Limited, acquirer on its behalf and on behalf of sellers namely Reliance Petroinvestments Limited, Reliance Pharmaceuticals (India) Pvt Ltd and Reliance Nutraceuticals Pvt. Limited, in respect of acquisition of 2,84,73,849 equity shares of Rs. 10 each of the Company by way of an inter-se transfer of shares amongst "group", These companies are acting in concert with one another within the meaning of Regulation 2(1)(e) of the Regulation. The acquirer and the seller constitute a 'group' within the meaning of Regulation 3(1)(e)(i) of the Regulation.

As informed by the acquirer, the number of shares acquired excludes 46,42,442 (0.32%) shares of the Company acquired as 'creeping acquisition' under Regulation 11(1) by some of the entities forming part of the 'group'

The requisite disclosure under Regulation 7(3) of the Regulations is enclosed in the prescribed format.

Kindly acknowledge receipt.

Thanking You,

Yours faithfully,
For **Reliance Industries Limited**,

Copy to:
Luxembourg Stock Exchange.

S. Sudhakar
Vice President – Corporate Secretarial
Encl.: a/a

Format for disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 {Regulations}

Name of the Target company	Reliance Industries Limited
Date of reporting	March 20, 2008
Names of the stock exchanges where the shares of the target company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited
Details of the acquisition/ sale received in terms of Reg. 7(1) and 7(1A)	
Names of the acquirers/ sellers and PACs with them	**Acquirer** Pusti Commercials Private Limited **Seller** Reliance Petroinvestments Limited Reliance Pharmaceuticals (India) Pvt Ltd Reliance Nutraceuticals Pvt. Limited
Date of Acquisition/ sale	March 18, 2008
Date of receipt of intimation of allotment by acquirer/ seller	Not Applicable
Mode of acquisition (e.g. open market//public issue/ rights issue/ preferential allotment/ interse transfer etc).	Inter-se transfer amongst "group" under Regulation 3(1)(e)(i) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997
Mode of sale (e.g. open market/ MOU/ off market etc.)	Inter-se transfer amongst "group" under Regulation 3(1)(e)(i) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Particulars of acquisition/ sale	**Number**	**% w.r.t. total paid up capital of Target Company**
a) Shares / Voting rights (VR) of the acquirer/ seller before acquisition/ sale	As per Annexure	
b) Shares/ voting rights acquired / sold		
c) Shares / VR of the acquirer/ seller after acquisition/ sale		
Paid up capital/ total voting capital of the target company before the said acquisition	145,36,48,601 (No of Shares)	
Paid up capital/ total voting capital of the target company after the said acquisition	145,36,48,601 (No of Shares)	

Note:1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) & 7(1A).

For Reliance Industries Limited

S. Sudhakar
Vice President – Corporate Secretarial
Place : Mumbai
Date : 25.03.2008

Annexure

	Acquirer		Sellers	
Details of acquisitions / sale as follows	No. of shares	% with respect to total paid-up capital of Target Company	No. of shares	% with respect to total paid-up capital of Target Company
a) Shares/Voting rights (VR) before acquisition/sale under consideration	100	0	284 74 149	1.96
b) Shares/Voting rights acquired/sold	2 84 73 849	1.96	2 84 73 849	1.96
c) Shares/VR after acquisition/sale	2 84 73 949	1.96	300	0

END